Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

The following is a form of letter sent by BHP Billiton to certain of BHP Billiton’s customers in the United States.

Customer Letter

6 February announcement

Dear Customer

The Board of BHP Billiton today announced offers by BHP Billiton for Rio Tinto (the “Offers”).

On 8 November 2007 BHP Billiton announced it had approached Rio Tinto (on 1 November 2007) to propose combining the groups through two inter-conditional schemes of arrangement. Since 1 November 2007, BHP Billiton has continued to seek the support and recommendation of the Board of Rio Tinto. However, to date, Rio Tinto has refused to enter into discussions with BHP Billiton and, as a result, BHP Billiton now believes it is appropriate to make an offer directly to Rio Tinto shareholders and is today announcing the terms of its Offers which represent a significant improvement to the terms of the proposal put to the Board of Rio Tinto on 1 November.

¢	BHP Billiton’s Offer to acquire Rio Tinto

BHP Billiton’s offer to acquire Rio Tinto provides the following:

—	Consideration of 3.4 BHP Billiton shares for each Rio Tinto share.

—	Total consideration to Rio Tinto shareholders of:

—	US$173.6 billion, based on the closing share prices of BHP Billiton Limited and BHP Billiton Plc on 31 October 2007 (the last date prior to BHP Billiton’s approach to Rio Tinto);

—	US$147.4 billion, based on the closing share prices of BHP Billiton Limited and BHP Billiton Plc on 4 February 2008 (the last practicable date prior to this Announcement).

—

A premium for Rio Tinto shareholders equivalent to 45 per cent to the combined volume weighted average market capitalisations of BHP Billiton and Rio Tinto over the month ended 31 October 2007 (being the last date prior to the approach by BHP Billiton to Rio Tinto).

¢	A compelling combination

BHP Billiton believes that together Rio Tinto and BHP Billiton would offer an unparalleled strategic fit in terms of asset mix and quality, and culture.

—	The Enlarged Group would be without comparison in the diversified natural resources industry in terms of capacity to develop the projects required to meet the growing demand for resources;

—	The combination reinforces BHP Billiton’s and Rio Tinto’s strategies of owning upstream, long-life, low-cost, expandable assets diversified by commodity and geography;

—

The combination would create a unique organisation with a world-class management and operational team that will realise further benefits from corporate renewal and maintain strong focus on global best practice in safety, community and sustainability; and

—	The Offers preserve the advantages of the DLC structure by permitting shareholders to participate in the Enlarged Group in both markets.

Unlocking value

BHP Billiton’s and Rio Tinto’s unparalleled exposure to overlapping mineral basin positions is expected to unlock significant opportunities for value creation by:

—	Optimising production efficiencies at current assets;

—	Delivering embedded growth options within current portfolios; and

—	Accelerating future opportunities within the combined pipeline.

These opportunities would not be available to either BHP Billiton or Rio Tinto on their own.

Significant quantified synergies

The combination of BHP Billiton and Rio Tinto is expected to create substantial value through quantified synergies and benefits which are expected to contribute a total incremental EBITDA of US$3.7 billion nominal per annum within seven years of completion of the Acquisition. In particular, BHP Billiton expects:

—	US$1.7 billion nominal per annum of cost savings in the third full year following completion, achieved through removal of duplication as well as procurement and operating efficiency savings; and

—	Further EBITDA enhancement of US$2.0 billion nominal per annum in the seventh full year following completion, driven primarily by the acceleration of volumes to customers.

An all share offer allowing continued participation by Rio Tinto shareholders

The Acquisition is structured as an all-share transaction, allowing Rio Tinto shareholders to participate in the Enlarged Group and gain exposure to the world’s premier diversified natural resources company with its strengthened asset portfolio and greater diversification.

Rio Tinto shareholders would benefit from the premium implied by the Offers and ownership of approximately 44 per cent of the Enlarged Group.

Deliverable Offers

The Offers are subject to Pre-conditions relating to merger control and regulatory approvals in a number of jurisdictions. Applications to the relevant regulatory authorities have not yet been made although substantive pre-notification discussions with the European Commission are underway. Contacts have also been made with a number of other regulators and formal notifications will follow in due course. BHP Billiton believes that satisfactory clearances should be achievable.

Commenting on the acquisition, Don Argus, Chairman of BHP Billiton, said:

“This combination of two industry-leading companies offers a unique opportunity to create a truly unparalleled resources company. Whilst both BHP Billiton and Rio Tinto have proven strategies and excellent future growth potential on a stand-alone basis, a combined entity would be able to unlock significant additional value for both sets of shareholders and be in an unparalleled position to capitalise on future opportunities. BHP Billiton and Rio Tinto already share many important characteristics such as our overriding commitments to safety, community and sustainability.

“We are firmly of the view that the terms of the offer announced today are compelling and reflect our absolute conviction in the strength of this combination which has convinced us to present this offer directly to Rio Tinto’s shareholders.”

Commenting on the Acquisition, Marius Kloppers, Chief Executive Officer of BHP Billiton, said:

“The logic of this transaction is well understood; a combination would provide opportunities to exploit quantified synergies and benefits worth US$3.7 billion per annum, which would otherwise be unavailable to both sets of shareholders. A combined company would also create the world’s premier diversified resources company with both sets of shareholders being offered an opportunity to be part of a truly great global growth story.

The full text of the announcements relating to the Offers can be found at www.bhpbilliton.com.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.